UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2012.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from             to             .
Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harley-Davidson Retirement Savings Plan for Salaried Employees
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Harley-Davidson Retirement Savings Plans (the “Plans”) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for Salaried Employees

Date: June 20, 2013	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Date: June 20, 2013	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 20, 2013	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for York Hourly Bargaining Unit Employees

Date: June 20, 2013	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson Retirement Savings Plans
Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Harley-Davidson Retirement Plans Committee
Harley-Davidson, Inc.
We have audited the accompanying statements of net assets available for benefits of the Harley-Davidson Retirement Savings Plans as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harley-Davidson Retirement Savings Plans at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young, LLP
Milwaukee, Wisconsin
June 20, 2013

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2012

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$423,078,399	$152,738,660	$11,730,983	$69,867,859
Receivables:
Notes receivable from participants	4,119,176	3,388,307	741,406	1,487,994
Company contribution receivable	3,332,414	24,444	4,481	37,750
Total receivables	7,451,590	3,412,751	745,887	1,525,744
Net assets available for benefits	$430,529,989	$156,151,411	$12,476,870	$71,393,603
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2011

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets:
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$357,074,281	$150,300,030	$9,995,554	$65,521,445
Receivables:
Notes receivable from participants	4,097,809	3,942,570	641,371	1,253,174
Company contribution receivable	2,399,212	—	—	—
Total receivables	6,497,021	3,942,570	641,371	1,253,174
Net assets available for benefits	$363,571,302	$154,242,600	$10,636,925	$66,774,619
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Savings Master Trust (Note 3)	$59,205,071	$19,980,602	$1,568,885	$10,500,395
Interest on notes receivable from participants	172,342	192,449	26,922	74,739
Total Income	59,377,413	20,173,051	1,595,807	10,575,134
Contributions:
Participant	22,679,057	6,713,030	1,065,005	2,862,552
Participant rollovers	1,447,860	55,263	6,916	—
Company	11,222,452	946,800	189,834	958,656
Total contributions	35,349,369	7,715,093	1,261,755	3,821,208
Total additions	94,726,782	27,888,144	2,857,562	14,396,342
Deductions:
Benefit payments and withdrawals	29,887,421	24,062,840	864,925	9,678,356
Administrative expenses	16,365	17,079	5,674	9,743
Total deductions	29,903,786	24,079,919	870,599	9,688,099
Net increase (decrease)	64,822,996	3,808,225	1,986,963	4,708,243
Transfers from (to) other Plans	2,135,691	(1,899,414)	(147,018)	(89,259)
Net increase (decrease)	66,958,687	1,908,811	1,839,945	4,618,984
Net assets available for benefits at beginning of year	363,571,302	154,242,600	10,636,925	66,774,619
Net assets available for benefits at end of year	$430,529,989	$156,151,411	$12,476,870	$71,393,603
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Savings Master Trust (Note 3)	$2,500,394	$2,698,157	$84,554	$945,548
Interest on notes receivable from participants	180,519	200,016	28,801	67,600
Total Income	2,680,913	2,898,173	113,355	1,013,148
Contributions:
Participant	21,279,444	7,370,470	1,082,540	3,332,847
Participant rollovers	1,339,504	27,899	—	63,617
Company	9,899,293	1,061,745	186,320	1,172,633
Total contributions	32,518,241	8,460,114	1,268,860	4,569,097
Total additions	35,199,154	11,358,287	1,382,215	5,582,245
Deductions:
Benefit payments and withdrawals	30,623,082	9,398,462	702,434	8,879,361
Administrative expenses	18,729	21,991	7,062	10,169
Total deductions	30,641,811	9,420,453	709,496	8,889,530
Net increase (decrease)	4,557,343	1,937,834	672,719	(3,307,285)
Transfers from (to) other Plans	111,217	—	(22,224)	(88,993)
Net increase (decrease)	4,668,560	1,937,834	650,495	(3,396,278)
Net assets available for benefits at beginning of year	358,902,742	152,304,766	9,986,430	70,170,897
Net assets available for benefits at end of year	$363,571,302	$154,242,600	$10,636,925	$66,774,619
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements
Years Ended December 31, 2012 and 2011
1. Description of Plans
The accompanying financial statements comprise certain retirement savings plans of Harley-Davidson, Inc. and subsidiaries (collectively, the “Company”) that participate in the Harley-Davidson Retirement Savings Plan Master Trust (the “Master Trust”). The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the "Affiliated FSI Plan") also participates, to a limited extent, in the Master Trust. The financial statements of the Affiliated FSI Plan are not included herewith.
The following description of the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (each, a “Plan” and collectively, the “Plans”) provides only general information. Participants should refer to the applicable plan document for a more complete description of each Plan’s provisions. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company contributions be held in a trust by an independent trustee for the benefit of participating employees. Except for participant loans, all Plan assets are held in the Master Trust. The trustee of the Master Trust is Fidelity Management Trust Company. Fidelity Workplace Services LLC is the record-keeper for the Plans. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Plans.
General
Harley-Davidson Retirement Savings Plan for Salaried Employees
The Harley-Davidson Retirement Savings Plan for Salaried Employees (“SSP”) is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc.; Harley-Davidson Motor Company Group, LLC; Harley-Davidson Motor Company, Inc.; Harley-Davidson Motor Company Operations, Inc.; H-D U.S.A., LLC; and Harley-Davidson Dealer Systems, Inc. (“HDDS”) meeting minimum eligibility requirements.

Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (“WHSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Milwaukee area and Tomahawk plants, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (“KCSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Kansas City plant, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (“YSP”) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. York plant, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Contributions
Participants may defer a portion of their compensation on a pretax basis through contributions to the Plans. The Plans also allow participants to make Roth contributions to the Plans on an after-tax basis. The maximum amount that participants may defer and contribute to the Plans is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the “Code”). Rollover contributions to the Plans are permitted under certain circumstances, as defined in the applicable Plans. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (“IRS”) limits.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements (Continued)

1. Description of Plans (continued)

Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP)
The SSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 or $0.75 per dollar of participant contributions, depending on the participant’s date of hire and/or employment locations. Company matching contributions may vary according to the Company’s financial performance. For the 2012 and 2011 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Certain participants with a date of hire or rehire on or after August 1, 2006, and who are not covered under the Retirement Annuity Plan for Salaried Employees of Harley-Davidson (“Retirement Annuity Plan”) during the same period receive an employer retirement contribution of 4% of their eligible pay, which is made regardless of the employee’s participation in the SSP or Company performance. Effective January 1, 2011, HDDS employees were eligible to receive the 4% contribution regardless of hire date. Employees hired on or after January 1, 2007, are automatically enrolled in the SSP unless they affirmatively opt out.
Upon termination of employment, the nonvested portion of the participant’s account, as defined by the SSP, represents a forfeiture. As of December 31, 2012 and 2011, forfeited nonvested accounts totaled $368,753 and $201,242, respectively. Company contributions to the SSP for the years ended December 31, 2012 and 2011, were reduced by forfeited nonvested accounts of $87,546 and $70,090, respectively.
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP)
The WHSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2012 and 2011 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Employees hired on or after April 1, 2012, are automatically enrolled into the WHSP unless they affirmatively opt out.
Upon termination of employment, the nonvested portion of the participant’s account, as defined by the WHSP, represents a forfeiture. There were no forfeited nonvested accounts as of December 31, 2012 and 2011.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (KCSP)
The KCSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2012 and 2011 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Employees hired on or after August 1, 2011, are automatically enrolled into the KCSP unless they affirmatively opt out.
Upon termination of employment, the nonvested portion of the participant’s account, as defined by the KCSP, represents a forfeiture. There were no forfeited nonvested accounts as of December 31, 2012 and 2011.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP)
The YSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 per dollar of participant contributions. Company matching contributions may vary according to the Company’s financial performance. For the 2012 and 2011 plan years, the matching contributions were made without regard to financial performance. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Employees hired on or after February 2, 2010, are automatically enrolled into the YSP unless they affirmatively opt out.
Upon termination of employment, the nonvested portion of the participant’s account, as defined by the YSP, represents a forfeiture. There were no forfeited nonvested accounts as of December 31, 2012 and 2011.

Participants’ Accounts
Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, net investment income, loan fees, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of 31 investment funds, which includes a self-directed brokerage account feature. The Plans are intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of their respective Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements (Continued)

1. Description of Plans (continued)
Vesting
Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with 1,000 hours of service in each year. Participants are 100% vested in their proportionate share of any dividends received by the Plans after September 1, 2011, on shares of Harley-Davidson, Inc. common stock held by the Plans in the Harley-Davidson, Inc. Common Stock Fund.
Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.
During the year ended December 31, 2011, the WHSP, KCSP and YSP each experienced a significant reduction in their employee work-force. This triggered partial plan terminations under the Code and Department of Labor regulations. As a result, the participants who were terminated in relation to the employee work-force reductions have been 100% vested in their account balances.
Payments of Benefits and Withdrawals
For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plans.
Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.
Participant Employee Stock Ownership Plan Dividend Election Rights
Effective September 1, 2011, the portion of the Plans that are at any time invested in Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund shall be considered an employee stock ownership plan under Section 4975(e)(7) of the Code. Subsequent to September 1, 2011, each participant or beneficiary may elect to have their proportionate share of the Harley-Davidson, Inc. common stock dividends paid to them as cash or reinvested in the Harley-Davidson, Inc. Common Stock Fund.
Participant Loans
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from employer matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).
Administrative Expenses
Administrative expenses are shared by the Company and the Plans. Loan application and service fees are paid directly by participants.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA, and for the WHSP, YSP, and KCSP the applicable collective bargaining agreements. In the event of plan termination, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the Plans (see Note 3).
Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plans invest in various investment securities. Investments are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and notes.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments, the Plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncement
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or their changes in net assets available for benefits.
3. Master Trust
The purpose of the Master Trust is the collective investment of assets of the participating Plans. Each participating Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating Plans by assigning to each Plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income and expenses resulting from the collective investment of the assets of the Master Trust.
Investment income and administrative expenses related to the Master Trust are allocated to the individual Plans daily based on each participant’s account balance within each investment fund option.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements (Continued)

3. Master Trust (continued)
A summary of the Master Trust’s net assets as of December 31, 2012 and 2011 is as follows:

	2012	2011
Investments at fair value:
Mutual funds:
U.S. equity funds	$167,124,168	$147,809,370
International equities	49,580,085	44,276,202
Fixed income	57,244,897	43,247,051
Balanced funds	152,346,671	135,341,422
Brokerage accounts	8,017,602	2,585,955
Money market fund:
Fidelity Retirement Money Market Portfolio	69,240,505	74,378,173
Harley-Davidson, Inc. Common Stock Fund	154,011,512	135,253,137
Net assets of the Master Trust	$657,565,440	$582,891,310

Investment income has been allocated among the Plans and the Affiliated FSI Plan based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Interest and dividend income	$15,928,556	$14,051,907
Net appreciation (depreciation) in fair value of mutual funds	40,609,946	(24,860,136)
Net appreciation in fair value of brokerage accounts	233,087	13,917
Net appreciation in fair value of Harley-Davidson, Inc. common stock	34,500,322	17,022,965
Investment income of the Master Trust	$91,271,911	$6,228,653
The Plans’ and the Affiliated FSI Plan's percentage interests in the Master Trust as of December 31, 2012 and 2011, are as follows:

	2012	2011
SSP	64.0%	61.0%
WHSP	23.4	26.0
KCSP	1.9	2.0
YSP	10.7	11.0
Affiliated FSI Plan	<0.1	—
Total	100.0%	100.0%

The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2012 and 2011:

	2012	2011
Harley-Davidson, Inc. common stock	$153,409,126	$134,598,393
Money market fund	1,740,298	1,962,383
Other payable	(1,137,912)	(1,307,639)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$154,011,512	$135,253,137

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements (Continued)

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used as of December 31, 2012 and 2011, for the Master Trust’s assets measured at fair value:
Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares held at year-end.
Money market fund: Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements (Continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$167,124,168	$—	$—	$167,124,168
International equity	49,580,085	—	—	49,580,085
Fixed income	57,244,897	—	—	57,244,897
Balanced funds	152,346,671	—	—	152,346,671
Brokerage accounts:
Common stock
Domestic	3,994,092	—	—	3,994,092
International	942,307	—	—	942,307
Mutual funds
U.S. equity funds	799,948	—	—	799,948
International equity	211,884	—	—	211,884
Fixed income	609,727	—	—	609,727
Cash	1,459,644	—	—	1,459,644
Money market fund	69,240,505	—	—	69,240,505
Harley-Davidson Inc.
Common Stock Fund	154,011,512	—	—	154,011,512
Total assets at fair value	$657,565,440	$—	$—	$657,565,440

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$147,809,370	$—	$—	$147,809,370
International equity	44,276,202	—	—	44,276,202
Fixed income	43,247,051	—	—	43,247,051
Balanced funds	135,341,422	—	—	135,341,422
Brokerage accounts:
Common stock
Domestic	1,561,109	—	—	1,561,109
International	365,690	—	—	365,690
Mutual funds
International equity	76,727	—	—	76,727
Fixed income	28,006	—	—	28,006
Large cap equity	92,558	—	—	92,558
Equity precious metals	6,014	—	—	6,014
Cash	455,851	—	—	455,851
Money market fund	74,378,173	—	—	74,378,173
Harley-Davidson Inc.
Common Stock Fund	135,253,137	—	—	135,253,137
Total assets at fair value	$582,891,310	$—	$—	$582,891,310

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements (Continued)

5. Transactions With Parties-in-Interest
Certain investments are shares of mutual funds and money market funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plans, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.
As of December 31, 2012 and 2011, the Master Trust held in the Harley-Davidson, Inc. Common Stock Fund 1,856,060 and 2,051,386 shares, respectively, of common stock of Harley-Davidson, Inc., the sponsoring employer, with a fair value of $153,409,126 and $134,598,393, respectively. During the years ended December 31, 2012 and 2011, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible plan participants’ accounts in the amounts of $2,023,658 and $1,650,775, respectively.

6. Tax Status
The SSP and the YSP have received determination letters from the IRS dated March 6, 2012, and the KCSP and WHSP have received determination letters from the IRS dated September 16, 2011 and December 20, 2011, respectively, stating that each Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the KCSP, WHSP, SSP and YSP were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. Certain insignificant operational errors in the Plans have been identified. These errors can be corrected without penalty or loss of qualification, in accordance with the IRS's corrections procedures. The Plan administrator intends to take the necessary steps to self-correct pursuant to the IRS's correction procedures, and with such corrections, the plan administrator believes that the Plans are qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2012 and 2011, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plans are no longer subject to income tax examinations for years prior to 2009.

Harley-Davidson Retirement Savings Plans
EIN #39-1805420
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002) Various Participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2022, collateralized by applicable participants’ account balances	$4,119,176
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2022, collateralized by applicable participants’ account balances	$3,388,307
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2022, collateralized by applicable participants’ account balances	$741,406
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2022, collateralized by applicable participants’ account balances	$1,487,994

*	Represents a party-in-interest.